U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No. 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On February 13, 2026 at 10:00 AM Beijing Time, Recon Technology, Ltd (the “Company”) held its annual general meeting of shareholders (the “Annual Meeting”) for the fiscal year ended June 30, 2025. At the Annual Meeting, the Company’s shareholders approved the proposals listed below. The final results for the votes regarding each proposal are set forth below. Each of these proposals is described in detail in the Company’s proxy statement, filed with the Securities and Exchange Commission on December 30, 2025.

1. Elect two Class I members of the board of directors to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2028 or until their successors are duly elected and qualified.

Name	For	Against	Abstain
Hu Zhongchen	304,427,237	22,414	4,878
Yonggang Duan	304,436,451	12,266	5,812

2. Ratify the appointment of ENROME LLP as the Company’s registered public accounting firm for the fiscal year ending June 30, 2026.

For	Against	Abstain
304,439,695	9,671	5,163

3. Approve a special resolution that the authorized share capital of the Company be increased FROM US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, TO US$320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, BY the creation of 2,500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 and 120,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.

For	Against	Abstain
304,423,747	30,158	624

4. Approve a special resolution that the Company effect one or more reverse share splits of its authorized, issued and outstanding Class A Ordinary Shares by way of consolidation at an exchange ratio of up to one-for-eight thousand (1:8,000) in the aggregate (the “Share Consolidations”), such that the number of authorized, issued and outstanding Class A Ordinary Shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding Class A Ordinary Shares is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at a precise consolidation ratio or ratios, in each case as determined by the Directors in their absolute discretion within two (2) years following the date of the AGM (the “Share Consolidation Proposal”), provided that, the cumulative consolidation ratio for all such Share Consolidations shall not exceed 1:8,000 in the aggregate (the “Consolidation Ratio Cap”).

For	Against	Abstain
304,433,339	21,085	105

5. Approve as an ordinary resolution that: (a) no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Shares upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share; (b) the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine, at any time within two (2) years following the date of the AGM and subject to the Consolidation Ratio Cap, the exact consolidation ratio and effective date of each such Share Consolidation; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the AGM; and (c) if and when deemed advisable by the Board in its sole discretion, any director or officer of the Company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation(s).

For	Against	Abstain
304,434,091	19,818	620

6. Approve a special resolution that conditional upon the determination of the exact consolidation ratio and immediately following the first Share Consolidation, the authorized share capital of the Company be increased FROM US$320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, TO such amount as results from the creation of an additional number of Class A Ordinary Shares at the consolidation ratio and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.

For	Against	Abstain
304,423,588	30,304	637

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD

Date: February 18, 2026	By:	/s/ Liu Jia
		Name:	Liu Jia
		Title:	Chief Financial Officer